EXHIBIT 99.11

CONSENT OF AUTHOR / EXPERT

LEENDERT (LEON) LORENZEN

I hereby consent to the use of my name, Leendert (Leon) Lorenzen, and reference to my name, the technical report entitled “Diamba Sud Gold Project, Kédougou Region, Senegal” dated effective October 15, 2025 evaluating the Diamba Sud Project of Fortuna Mining Corp. (the “Company”), and the information contained in said technical report described or incorporated by reference in the Company’s Registration Statement on Form F-10 (File No. 333-289971) and in the Company’s Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission.

Dated: March 26, 2026

“Leendert (Leon) Lorenzen”

Leendert (Leon) Lorenzen, CEng, CPEng, PrEng, FAusIMM (CP)